Exhibit 99.2

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of March 21, 2023, between Greenbrook TMS Inc., an Ontario corporation (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively, the “Purchasers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, common shares in the capital of the Company, as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I.

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings set forth in this Section 1.1:

“1315 Investor” shall mean 1315 Capital II, LP.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Agreement” shall have the meaning ascribed to such term in the Preamble.

“Anti-Corruption Laws” means any applicable laws, rules, or regulations relating to bribery or corruption, including without limitation the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act.

“Anti-Terrorism Laws” means any applicable laws, rules, regulations or orders relating to terrorism, sanctions or money laundering, including without limitation Executive Order No. 13224 (effective September 24, 2001), the USA PATRIOT Act, the laws comprising or implementing the Bank Secrecy Act, and the laws administered by OFAC.

“Applicable Securities Laws” means, collectively, and as the context may require, the securities legislation of each of the provinces of Canada (except Quebec), and the federal and any applicable state securities laws of the United States, including the rules and regulations made or promulgated thereunder and the rules and policies of each Trading Market on which the Common Shares are listed or designated.

“Blocked Person” means any Person that is named, or owned 50% or more by, a “specially designated national” or “blocked person” on the most current Specially Designated Nationals and Blocked Persons List published by OFAC.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States, any day which is an Ontario provincial or national legal holiday in Canada, or any day on which banking institutions in the State of New York or in Toronto, Ontario are authorized or required by law or other governmental action to close.

“Canadian Securities Commissions” means, each of the securities commissions or similar securities regulatory authorities of each of the provinces of Canada (except Quebec).

“Closing” means the sale of the Purchased Shares pursuant to Section 2.1(a).

“Closing Date” means March 23, 2023, assuming the last of the conditions set forth in Section 2.3 has been satisfied or waived, or the next Business Day upon which the last of the conditions set forth in Section 2.3 has been satisfied or waived.

“Commission” means the United States Securities and Exchange Commission.

“Common Share Equivalents” means any securities of the Company which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred share, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Common Shares” means the common shares in the capital of the Company and any other class of securities into which such securities may hereafter be reclassified or changed.

“Company” shall have the meaning ascribed to such term in the Preamble.

“Company Counsel” means Torys LLP, with offices located at 1114 Avenue of the Americas, 23rd Floor, New York, New York 10036.

“Effective Date” means the earliest of the date that (a) the initial Registration Statement has been declared effective by the Commission or (b) all of the Purchased Shares have been sold pursuant to Rule 144 or may be sold pursuant to Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 and without volume or manner-of-sale restrictions and Company Counsel has delivered to such holders a standing written unqualified opinion that resales may then be made by such holders of the Purchased Shares pursuant to such exemption which opinion shall be in form and substance reasonably acceptable to such holders.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act Reports” shall have the meaning ascribed to such term in Section 3.1(n).

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“FDA” shall mean the United States Food and Drug Administration.

“Governmental Approval” means any consent, authorization, approval, order, license, franchise, permit, certificate, accreditation, registration, filing or notice, of, issued by, from or to, or other act by or in respect of, any Governmental Authority.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body (including, without limitation, the FDA), court, central bank or other entity in the United States and Canada exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, including any securities exchange and any self-regulatory organization in the United States and Canada.

“Greybrook Investor” means Greybrook Health Inc.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Intellectual Property” means intellectual property rights, including (i) all inventions, patents and patent applications, including all continuations, continuations-in-part, divisionals, provisionals, non-provisionals, re-examinations, re-issues and extensions, and all improvements and modifications thereto, regardless of the jurisdiction in which the rights are registered, applied for or used; (ii) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans, industrial designs and Internet domain names, including all registrations, applications and renewals for any of the foregoing, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works in whatever form or medium, including all registrations, applications and renewals for any of the foregoing; (iv) proprietary computer software (including source and object code, data, data bases and documentation); and (v) trade secrets, confidential information and know-how.

“Investor Rights Agreement” shall have the meaning ascribed to such term in Section 3.1(a).

“Knowledge” means to the “best of” the Company’s knowledge, or with a similar qualification, knowledge or awareness or the actual knowledge, after reasonable investigation, of the Responsible Officers.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other similar restriction.

“Madryn Investors” means Madryn Health Partners II, LP and Madryn Health Partners II (Cayman Master), LP.

“Masters Investors” means Marlin Fund, Limited Partnership and Marlin Fund II, Limited Partnership.

“Material Adverse Effect” means a material adverse change in the business, operations or condition (financial or otherwise) of the Company and its Subsidiaries, when taken as a whole.

“Material Agreement” means any license, agreement or other contractual arrangement required to be disclosed (including amendments thereto) under regulations promulgated under the Securities Act or the Exchange Act, as may be amended; provided, however, that “Material Agreements” shall exclude all real estate leases and all employee or director compensation agreements, arrangements or plans, or any amendments thereto.

“Maximum Rate” shall have the meaning ascribed to such term in Section 5.19.

“OFAC” means the U.S. Department of the Treasury Office of Foreign Assets Control.

“Open Source Licenses” shall have the meaning ascribed to such term in Section 3.1(f).

“Permitted Liens” means any security interest in favor of Madryn Health Partners II (Cayman Master), LP or the lenders party to that certain Credit Agreement dated as of July 14, 2022 by and among, inter alia, Madryn Health Partners II (Cayman Master), LP, the Lenders (as defined in the Credit Agreement) and the Company, as amended, restated, amended and restated, supplemented, extended or otherwise modified from time to time (the “Credit Agreement”) pursuant to such Credit Agreement, and any Permitted Liens (as defined in the Credit Agreement).

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Price Per Share” means $0.55.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Purchased Shares” means the Common Shares issued hereunder on the Closing Date.

“Purchaser” shall have the meaning ascribed to such term in the Preamble.

“Purchaser Party” shall have the meaning ascribed to such term in Section 4.7.

“Registration Rights Agreement” means the Registration Rights Agreement, dated the date hereof, among the Company and each of the Purchasers in the form of Exhibit A attached hereto.

“Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale by the Purchasers of their respective Purchased Shares.

“Requirement of Law” means as to any Person, the organizational or governing documents of such Person, and any law (statutory or common), treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Responsible Officer” means either the President and Chief Executive Officer of the Company or the Chief Financial Officer of the Company, in each case acting alone.

“Restructuring Plan” means the restructuring plan announced by the Company on March 6, 2023 which, among other things, includes a decrease in the Company’s operating footprint through the closure of 50 TMS Centers.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable Common Shares).

“Solvent” means, with respect to any Person, that (a) the fair salable value of such Person’s consolidated assets exceeds the fair value of such Person’s liabilities, (b) the fair salable value of such Person’s consolidated property exceeds the fair value of such Person’s liabilities, (c) such Person is not left with unreasonably small capital after giving effect to the transactions contemplated by this Agreement and the other Transaction Documents, and (d) such Person is able to pay its debts (including trade debts) as they become due, whether at maturity or otherwise (without taking into account any forbearance and extensions related thereto).

“Subscription Amount” means, as to each Purchaser, the aggregate amount to be paid for the Purchased Shares hereunder, as specified below under such Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount:”, in United States dollars and in immediately available funds.

“Subsidiary” means any wholly owned subsidiary of the Company.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Trading Day” means a day on which the applicable Trading Markets are open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Registration Rights Agreement, all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder and thereunder.

“Transfer Agent” means Computershare Investor Services Inc., the current transfer agent of the Company, with a mailing address of 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, and any successor transfer agent of the Company.

ARTICLE II.

PURCHASE AND SALE

2.1 Closing. At the Closing, upon the terms and subject to the conditions set forth herein, substantially concurrent with the execution and delivery of this Agreement by the parties hereto and in any event on or prior to 4:00 p.m. New York Time on the Closing Date, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, an aggregate of 11,363,635 Common Shares, as calculated pursuant to Section 2.2(a)(ii). Each Purchaser acquiring Common Shares at the Closing shall deliver to the Company, via wire transfer, immediately available funds equal to its Subscription Amount pursuant to Section 2.2(b)(ii), and the Company shall deliver to each Purchaser its respective Purchased Shares, as determined pursuant to Section 2.2(a)(ii), and the Company and each Purchaser shall deliver at Closing the other items set forth in Section 2.2(a) and Section 2.2(b), respectively. Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur remotely via the exchange of documents and signatures.

2.2 Deliveries.

(a) On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i) this Agreement duly executed by the Company;

(ii) for each Purchaser, evidence of a book entry transfer evidencing a number of Common Shares equal to such Purchaser’s Subscription Amount divided by the Price Per Share, rounded down to the nearest whole share, registered in the name of such Purchaser;

(iii) the Company shall have provided each Purchaser with the Company’s wire instructions;

(iv) the Registration Rights Agreement duly executed by the Company; and

(vi) a legal opinion of Company Counsel, substantially in the form of Exhibit B attached hereto.

(b) On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company the following:

(i) this Agreement duly executed by such Purchaser;

(ii) such Purchaser’s Subscription Amount by wire transfer to the account specified in writing by the Company; and

(iii) the Registration Rights Agreement duly executed by such Purchaser.

2.3 Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met, unless otherwise waived:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) on the Closing Date of the representations and warranties of the Purchasers contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of each Purchaser required to be performed at or prior to the Closing Date shall have been performed; and

(iii) the delivery by each Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(b) The respective obligations of the Purchasers hereunder in connection with the Closing are subject to the following conditions being met, unless otherwise waived:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(iii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iv) there shall have been no Material Adverse Effect with respect to the Company since the date hereof; and

(v) from the date hereof to the Closing Date, trading in the Common Shares shall not have been suspended by the Commission or the Company’s principal Trading Market, and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared by any United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Purchased Shares at the Closing.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to each Purchaser, except as disclosed in the Company’s filings with the Commission or Canadian Securities Commissions following September 30, 2022, excluding any disclosures set forth in risk factors or any “forward looking statements” within the meaning of Applicable Securities Laws:

(a) Due Organization, Authorization: Power and Authority. The Company and each of its Subsidiaries is duly existing and in good standing in its jurisdictions of organization or formation and the Company and each of its Subsidiaries is qualified and licensed to do business and is in good standing in any jurisdiction in which the conduct of its businesses or its ownership of property requires that it be so qualified, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

The execution, delivery and performance by the Company of the Transaction Documents to which it is a party do not and will not (i) conflict with the Company’s or any of its Subsidiaries’ organizational documents, (ii) contravene, conflict with, constitute a default under or violate any material Requirement of Law applicable thereto, (iii) contravene, conflict or violate any applicable order, writ, judgment, injunction, decree, determination or award of any Governmental Authority by which the Company, or any of its property or assets may be bound or affected, (iv) require any action by, filing, registration, notice to or qualification with, or Governmental Approval from, any Governmental Authority or any other Person (except for the Governmental Approvals which have already been obtained and are in full force and effect and except for (A) notices to each of the 1315 Investor, Greybrook Investor and the Masters Investors of the proposed purchase and sale contemplated hereunder pursuant to the Investor Rights Agreement dated as of June 14, 2021 between the Company and, inter alia, the 1315 Investor, Greybrook Investor and the Masters Investors (the “Investor Rights Agreement”), and (B) customary post-closing filings required to be made in accordance with Applicable Securities Laws), (v) require any action by, consent of, or notice to any third party (except for the Company’s notice obligations under the Investor Rights Agreement described in clause (iv)(A) above), or (vi) constitute an event of default or material breach under any Material Agreement by which the Company, any of its Subsidiaries or any of their respective properties, is bound. Neither the Company nor any of its Subsidiaries is in default or material breach under any Material Agreement to which it is a party or by which it or any of its assets is bound in which such default could reasonably be expected to have a Material Adverse Effect.

The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of each of this Agreement and the other Transaction Documents by the Company and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s shareholders in connection herewith or therewith.

(b) Compliance with Securities Laws. The Company is a reporting issuer in each of the provinces of Canada (except Quebec), is not in default under Applicable Securities Laws, and is in compliance with its timely disclosure obligations under Applicable Securities Laws and the requirements of each Trading Market on which the Common Shares are currently listed. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of any securities of the Company has been issued or made by the Commission or any other securities commission, stock exchange or other regulatory authority and no Proceedings for that purpose have been instituted or are pending or, to the Company’s Knowledge, are contemplated by any such authority. The Company is in material compliance with all applicable requirements of each applicable Trading Market. None of the applicable U.S. securities regulatory authority or other similar regulatory authority, any applicable Trading Market or any other competent authority has issued any order to cease or suspend trading of any securities of the Company, and the Company has not taken any action that is reasonably likely to result in the delisting of any securities of the Company that are listed or designated on any Trading Market.

(c) Public Disclosure Documents. Except as disclosed in the Company’s filings with the Commission or Canadian Securities Commissions following September 30, 2022, the Company is, and at all times since October 1, 2022, has been, in compliance in all material respects with its continuous and timely disclosure obligations under Applicable Securities Laws and has timely filed all documents required to be filed by it with the Commission, the Canadian Securities Commissions or the applicable Trading Markets under Applicable Securities Laws, and no document has been filed on a confidential basis with the Commission or the Canadian Securities Commissions that remains confidential as at the date hereof. The Company’s filings with the Commission or Canadian Securities Commissions following September 30, 2022 are, as of the date of such information, true and correct in all material respects and do not contain any material misrepresentation, and no material fact or facts have been omitted therefrom which would make such information materially misleading.

(d) Operations in the Ordinary Course. Except as set forth in or contemplated by the Company’s filings with the Commission and the Canadian Securities Commissions, since October 1, 2022, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course, consistent with past practice in all material respects, and there has been no (i) acquisition or disposition of any material asset by the Company or any of its Subsidiaries or any contract or arrangement therefor, other than acquisitions or dispositions for fair value in the ordinary course of business or acquisitions or dispositions as disclosed in the Company’s filings with the Commission or Canadian Securities Commissions or (ii) material change in the Company’s accounting principles, practices or methods.

(e) Insurance. The Company and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged. The Company does not have any reason to believe that it or any Subsidiary will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business in all material respects.

(f) Intellectual Property. The Company and each of its Subsidiaries is the sole owner of the Intellectual Property each respectively purports to own, free and clear of all Liens other than Permitted Liens and non-exclusive licenses for off-the-shelf software that is commercially available to the public.

None of the Company or any of its Subsidiaries has used any software or other materials that are subject to an open-source or similar license (including the General Public License, Lesser General Public License, Mozilla Public License, or Affero License) (collectively, “Open Source Licenses”) in a manner that would cause any software or other materials owned by the Company or used in any Company products to have to be (i) distributed to third parties at no charge or a minimal charge, (ii) licensed to third parties for the purpose of creating modifications or derivative works, or (iii) subject to the terms of such Open Source License.

Each employee and contractor of the Company and its Subsidiaries involved in development or creation of any material Intellectual Property has assigned any and all inventions and ideas of such Person in and to such Intellectual Property to the Company or such Subsidiary, except where failure to do so could not reasonably be expected to have a Material Adverse Effect, in each case individually or in the aggregate.

No settlement or consents, covenants not to sue, nonassertion assurances, or releases have been entered into by the Company or any of its Subsidiaries or exist to which the Company or such Subsidiary is bound that adversely affect its rights to own or use any Intellectual Property, except as could not be reasonably expected to result in a Material Adverse Effect, in each case individually or in the aggregate.

(g) Subsidiaries’ Equity Interests. All of the issued ownership interests of each of the Subsidiaries of the Company are duly authorized and validly issued, fully paid, nonassessable, and directly owned by the Company or its applicable Subsidiary and are free and clear of all Liens other than Permitted Liens and not subject to any preemptive rights, rights of first refusal, option, warrant, call, subscription, and similar rights, other than as required by law (except as disclosed to the Purchasers with respect to the side letter agreement dated October 15, 2018 among TMS NeuroHealth Centers Inc., Advanced TMS Health Centers, Inc. and Serena-Lynn Brown).

(h) Litigation. There are no Proceedings instituted by any Governmental Authority or other third party pending or, to the Knowledge of the Responsible Officers, threatened in writing by or against the Company or any of its Subsidiaries involving more than Five Hundred Thousand Dollars ($500,000.00).

(i) No Broker’s Fees. None of the Company nor any of its Subsidiaries are party to any contract, agreement or understanding with any Person that would give rise to a valid claim against them or the Purchasers for a brokerage commission, finder’s fee or like payment in connection with the Transaction Documents and the transactions contemplated hereby and thereby.

(j) No Material Adverse Effect; Financial Statements. All consolidated financial statements for the Company and its consolidated Subsidiaries, delivered to the Purchasers fairly present, in conformity with IFRS, and in all material respects the consolidated financial condition of the Company and its consolidated Subsidiaries, and the consolidated results of operations of the Company and its consolidated Subsidiaries as of and for the dates presented. Except as previously disclosed to each Purchaser, since December 31, 2021, there has not been a Material Adverse Effect.

(k) [Reserved.]

(l) Accredited Investors. Neither the Company nor any of its Subsidiaries has offered or sold any of the Purchased Shares to any person or entity whom it reasonably believes is not an “accredited investor” (as defined under Applicable Securities Laws).

(m) Solvency. The Company is, and upon consummation of the transactions contemplated by the Transaction Documents will be, Solvent. The Company and each of its Subsidiaries, when taken as a whole, is, and upon consummation of the transactions contemplated by the Transaction Documents will be, Solvent.

(n) Exchange Act Compliance. All documents filed with the Commission by the Company under the Exchange Act are hereinafter referred to herein as the “Exchange Act Reports”. The Exchange Act Reports, when they were filed with the Commission, conformed in all material respects to the applicable requirements of the Exchange Act and the applicable rules and regulations of the Commission thereunder. The Exchange Act Reports did not, when filed with the Commission, contain an untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(o) Regulatory Compliance. Neither the Company nor any of its Subsidiaries is an “investment company” or a company “controlled” by an “investment company” under the Investment Company Act of 1940, as amended. Neither the Company nor any of its Subsidiaries is engaged as one of its important activities in extending credit for margin stock (under Regulations X, T and U of the Federal Reserve Board of Governors). The Company and each of its Subsidiaries complies in all material respects with the Federal Fair Labor Standards Act. Neither the Company nor any of its Subsidiaries is a “holding company” or an “affiliate” of a “holding company” or a “subsidiary company” of a “holding company” as each term is defined and used in the Public Utility Holding Company Act of 2005. Neither the Company nor any of its Subsidiaries has violated any laws, order, ordinances or rules, the violation of which could reasonably be expected to have a Material Adverse Effect. Neither the Company’s nor any of its Subsidiaries’ properties or assets has been used by the Company or such Subsidiary or, to the Company’s Knowledge, by previous Persons, in disposing, producing, storing, treating, or transporting any hazardous substance other than in material compliance with material applicable laws. The Company and each of its Subsidiaries has obtained all material consents, approvals and authorizations of, made all declarations or filings with, and given all notices to, all Governmental Authorities that are necessary to continue their respective businesses as currently conducted.

None of the Company, any of its Subsidiaries, or to the Knowledge of the Company, any of the Company’s or its Subsidiaries’ Affiliates or any of their respective agents acting on behalf of the Company in connection with the transactions contemplated by this Agreement is (i) in violation of any Anti-Terrorism Law or Anti-Corruption Law, (ii) knowingly engaging in or conspiring to engage in any transaction that evades or avoids, or has the purpose of knowingly evading or avoiding or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law or Anti-Corruption Law, or (iii) is a Blocked Person. None of the Company, any of its Subsidiaries, or to the Knowledge of the Company any of their Affiliates or agents, acting on behalf of the Company, in connection with the transactions contemplated by this Agreement, (x) knowingly conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Blocked Person, or (y) deals in, or otherwise engages in any transaction relating to, any property or interest in property blocked pursuant to Executive Order No. 13224, or other Anti-Terrorism Law.

(p) Tax Returns and Payments; Pension Contributions. The Company and each of its Subsidiaries have timely filed all required tax returns and reports (or extensions thereof), and the Company and each of its Subsidiaries have timely paid all foreign, federal, state, and local Taxes, assessments, deposits and contributions owed by the Company and such Subsidiaries in a cumulative amount greater than One Hundred Thousand Dollars ($100,000.00), in all jurisdictions in which the Company or any such Subsidiary is subject to Taxes, including the United States and Canada, unless such Taxes are being contested in accordance with the next sentence. The Company and each of its Subsidiaries, may defer payment of any contested Taxes, provided that the Company or such Subsidiary, (a) in good faith contests its obligation to pay the Taxes by appropriate Proceedings promptly and diligently instituted and conducted; and (b) maintains adequate reserves or other appropriate provisions on its books in accordance with IFRS. Neither the Company nor any of its Subsidiaries is aware of any claims or adjustments proposed for any of the Company’s or such Subsidiary’s, prior Tax years which could result in additional taxes in a cumulative amount greater than One Hundred Thousand Dollars ($100,000) becoming due and payable by the Company or its Subsidiaries. The Company and each of its Subsidiaries have paid all amounts necessary to fund all present pension, profit sharing and deferred compensation plans in accordance with their terms, and neither the Company nor any of its Subsidiaries has withdrawn from participation in, has permitted partial or complete termination of, or has permitted the occurrence of any other event with respect to, any such plan which could reasonably be expected to result in any liability of the Company or its Subsidiaries.

(q) Full Disclosure. No written representation, warranty or other statement of the Company or any of its Subsidiaries in any certificate or written statement, when taken as a whole, given to any Purchaser, as of the date such representation, warranty, or other statement was made, taken together with all such written certificates and written statements given to any Purchaser, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in the certificates or statements not misleading (it being recognized that projections and forecasts provided by the Company in good faith and based upon reasonable assumptions are not viewed as facts and that actual results during the period or periods covered by such projections and forecasts may differ from the projected or forecasted results).

(r) Enforceability. The Transaction Documents have been duly executed by the Company and, upon the consummation of the transactions contemplated by the Transaction Documents, shall constitute the legal, valid, and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as such enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, transfer, moratorium, and other laws relating to or affecting creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

(s) Valid Issuance of Purchased Shares. The Purchased Shares (a) have been duly authorized by the Company and, upon their issuance pursuant to this Agreement in accordance with Section 2.1, will be validly issued, fully paid and non-assessable, (b) will not, as of the Closing Date, be subject to any preemptive, participation, rights of first refusal or other similar rights (other than as provided for in the Transaction Documents), and (c) assuming the accuracy of each Purchaser’s representations and warranties hereunder, (i) will be issued exempt from the registration and prospectus requirements of Applicable Securities Laws and (ii) will be issued in compliance with all applicable laws concerning the issuance of the Purchased Shares.

(t) Capitalization. The Company’s capitalization as disclosed in its filings with the Commission is true and complete, in all material respects, as of the date reported in such filing (before giving effect to the issuance of the Purchased Shares hereby).

(u) No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Purchased Shares to be integrated with prior offerings by the Company for purposes of (i) the Applicable Securities Laws which would require the registration of any such securities under such Applicable Securities Laws (it being understood that this offering shall be conducted pursuant to Rule 506(c) under the Securities Act), or (ii) any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

(v) Listing Rules. The Company is not required to obtain any consent or approval from its shareholders in connection with the consummation of the transactions contemplated by this Agreement or any of the Transaction Documents pursuant to the rules of any Trading Market on which any of the securities of the Company are listed or designated.

3.2 Representations and Warranties of the Purchasers. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a) Organization; Authority. Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents to which it is a party and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents to which it is a party and performance by such Purchaser of the transactions contemplated by the Transaction Documents to which it is a party have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser. Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) Own Account. Such Purchaser is acquiring the Purchased Shares for investment purposes only and not with a view to the resale or any further distribution thereof, or for the account or benefit of any other person. Such Purchaser has been independently advised as to restrictions with respect to trading in the Purchased Shares imposed by Applicable Securities Laws in the jurisdiction in which it is located or resides. Such Purchaser confirms that no representation (written or oral) has been made to it by or on behalf of the Company with respect thereto. Such Purchaser acknowledges that it is aware of the characteristics of the Purchased Shares, the risks relating to an investment therein and of the fact that it may not be able to resell the Purchased Shares (or any of them) except in accordance with limited exemptions under Applicable Securities Laws until expiry of the applicable hold period or restricted period and compliance with the other requirements of applicable law. Such Purchaser further acknowledges that it has been advised to consult its own legal counsel for full particulars of the resale restrictions applicable to it, and it agrees that it is such Purchaser’s responsibility to comply with such restrictions before selling the Purchased Shares. Such Purchaser has not received nor been provided with, nor has it requested, nor does it have any need to receive, any offering memorandum, any prospectus, sales or advertising literature, or any other document (other than an annual report, annual information form, interim report, information circular or any other continuous disclosure documents) describing or purporting to describe the business and affairs of the Company which has been prepared for delivery to, and review by, prospective purchasers in order to assist it in making an investment decision in respect of the Purchased Shares. Such Purchaser has not become aware of any advertisement in printed media of general and regular paid circulation (or other printed public media), radio, television or telecommunications or other form of advertisement, or general solicitation or general advertising (including electronic display), with respect to the distribution of the Purchased Shares.

(c) Purchaser Status. At the time such Purchaser was offered the Purchased Shares, it was: (i) an institutional “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), (a)(9), (a)(8), (a)(12) or (a)(13) under the Securities Act, (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act or (iii) an “accredited investor” within the meaning of National Instrument 45-106 – Prospectus Exemptions or Section 73.3(1) of the Securities Act (Ontario), as applicable. As required by Applicable Securities Laws, such Purchaser will provide any additional information that the Company may reasonably require to verify such Purchaser’s status as either an “accredited investor” or “qualified institutional buyer”, and will execute, deliver, file and otherwise assist the Company in filing, such reports, undertakings and other documents with respect to the issue of the Purchased Shares as the Company may reasonably request). Each of the Purchasers (other than the Greybrook Investor) acknowledge that the Company is relying on the prospectus exemption in Ontario Securities Commission Rule 72-503 – Distributions Outside Canada in respect of the issue and sale of the Purchased Shares to the Purchasers (other than the Greybrook Investor) and, accordingly, each such Purchaser is not a resident of Canada. The Greybrook Investor acknowledges and confirms that it was not created or used solely to purchase or hold securities as an accredited investor described in the definition of “accredited investor” in NI 45-106 or Section 73.3(1) of the Securities Act (Ontario), as applicable, and it is resident in or otherwise subject to the Applicable Securities Laws of the Province of Ontario.

(d) Experience of Such Purchaser. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Purchased Shares, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Purchased Shares and, at the present time, is able to afford a complete loss of such investment. Such Purchaser and its advisors, if any, have been furnished with all materials relating to the business, financial condition and results of operations of the Company, and materials relating to the offer and sale of the Purchased Shares, that have been requested by such Purchaser or its advisors, if any. Such Purchaser acknowledges and understands that its investment in the Purchased Shares involves a significant degree of risk.

(e) [Reserved.]

(f) Access to Information. Such Purchaser acknowledges that it has had the opportunity to review the Transaction Documents to which it is a party (including all exhibits and schedules thereto) and the Exchange Act Reports and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Purchased Shares and the merits and risks of investing in the Purchased Shares; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

(g) Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder and securities of the Company acquired by one or more of the Madryn Investors in connection with an amendment to the Credit Agreement, such Purchaser has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser, executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the representations set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Purchased Shares covered by this Agreement. Other than to other Persons party to this Agreement or to such Purchaser’s representatives (including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates) bound by a duty of confidentiality to such Purchaser and whom such Purchaser has taken reasonable actions to cause them to maintain such confidentiality, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this Agreement). Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

(h) No Governmental Review. Such Purchaser understands that no securities commission or similar regulatory authority has passed on or made any recommendation or endorsement of the Purchased Shares or the fairness or suitability of the investment in the Purchased Shares nor have such authorities passed upon or endorsed the merits of the offering of the Purchased Shares. Such Purchaser acknowledges that the Company has advised such Purchaser that the Company is relying on an exemption from the requirements to provide such Purchaser with a prospectus or to register the Purchased Shares and other Applicable Securities Laws and, as a consequence of acquiring the Purchased Shares pursuant to this exemption, certain protections, rights and remedies provided by the Securities Act (Ontario) and other Applicable Securities Laws, including statutory rights of rescission or damages, will not be available to such Purchaser.

(i) No Conflicts. The execution, delivery and performance by such Purchaser of this Agreement and the consummation by such Purchaser of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of such Purchaser or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Purchaser is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Purchaser, except in the case of clauses (ii) and (iii) above, for such that are not material and do not otherwise affect the ability of such Purchaser to consummate the transactions contemplated hereby.

(j) No Legal, Tax or Investment Advice. Such Purchaser understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Purchaser in connection with the purchase of the Purchased Shares constitutes legal, tax or investment advice. Such Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Purchased Shares.

The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby and thereby.

ARTICLE IV.

OTHER AGREEMENTS OF THE PARTIES

4.1 Transfer Restrictions.

(a) The Purchased Shares may only be disposed of in compliance with Applicable Securities Laws. In connection with any transfer of Purchased Shares other than pursuant to an effective registration statement, to the Company or to an Affiliate of a Purchaser or in connection with a pledge as contemplated in Section 4.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Purchased Shares under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement (and the Registration Rights Agreement) and shall have the rights and obligations of a Purchaser under this Agreement and the Registration Rights Agreement.

(b) Each of the Purchasers (other than the Greybrook Investor or any other Purchaser outside of the United States and who is not a “U.S. person” (as defined in Regulation S under the Securities Act)) agrees to the imprinting, so long as is required by this Section 4.1, of a legend on any of the Purchased Shares in the following form:

“The securities represented hereby have not been registered with the Securities and Exchange Commission or the securities commission of any state in reliance upon an exemption from registration under the Securities Act of 1933, as amended, and, accordingly, may not be transferred unless (i) such securities have been registered for sale pursuant to the Securities Act of 1933, as amended, (ii) such securities may be sold pursuant to Rule 144, or (iii) such transfer may lawfully be made without registration under the Securities Act of 1933, as amended pursuant another available exemption thereunder, and in the case of (ii) and (III), the Company has received an opinion of counsel reasonably satisfactory to it that such sale or other transfer is so permitted.”

In addition, the Greybrook Investor agrees to the imprinting of a legend on any of the Purchased Shares in the following form until the legend is no longer required under Applicable Securities Laws in Canada:

“UNLESS PERMITTED UNDER APPLICABLE CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 24, 2023.”

The Company acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Purchased Shares to a financial institution that is an institutional “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), (a)(8), (a)(9), (a)(12) or (a)(13) under the Securities Act and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Purchased Shares to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Purchased Shares may reasonably request in connection with a pledge or transfer of the Purchased Shares, including, if such Purchased Shares are subject to registration pursuant to the Registration Rights Agreement, the preparation and filing of any required prospectus supplement under Rule 424(b)(3) under the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of Selling Securityholders (as defined in the Registration Rights Agreement) thereunder.

(c) Instruments, whether certificated or uncertificated, evidencing the Purchased Shares shall not contain any legend (including the legend set forth in Section 4.1(b) hereof), (i) while a registration statement (including the Registration Statement) covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Purchased Shares pursuant to Rule 144, (iii) if such Purchased Shares are eligible for sale under Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Purchased Shares and without volume or manner-of-sale restrictions, or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission). Promptly after the Effective Date, or in connection with any sale of the Purchased Shares under Rule 144, the Company shall cause its counsel to issue a legal opinion to the Transfer Agent if required by the Transfer Agent to effect the removal of the legend hereunder. The Company agrees that following the Effective Date, in connection with a sale of the Purchased Shares under Rule 144 or at such time as such legend is no longer required under this Section 4.1(c) or in connection with an offshore resale of the Purchased Shares pursuant to Rule 904 or Category 1 of Rule 903 of Regulation S under the Securities Act, the Company will use commercially reasonable efforts to, as soon as practicable following the delivery by a Purchaser to the Company and the Transfer Agent of a certificate or book entry in the Direct Registration System (at the election of such Purchaser, provided absent instructions to the contrary the default shall be book-entry) representing Purchased Shares, as the case may be, issued with a restrictive legend, deliver or cause to be delivered to such Purchaser (or the applicable transferee, as applicable) an unrestricted book entry representing such Purchased Shares that is free from all restrictive and other legends. The Company agrees to act in good faith to establish procedures with the Transfer Agent to permit the Purchaser, in connection with any proposed resale of Purchased Shares, to remove the restrictive legend in advance of such resale solely for the purpose of facilitating an open market transaction, subject to completion of the proposed transaction and compliance with all applicable securities laws. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4. Instruments, whether certificated or uncertificated, for Purchased Shares subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Purchaser by crediting the account of the Purchaser’s prime broker with the Depository Trust Company System as directed by such Purchaser.

4.2 Furnishing of Information; Public Information. Until no Purchaser owns Purchased Shares, the Company covenants to maintain the registration of the Common Shares under Section 12(b) or 12(g) of the Exchange Act and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act; provided, however, that this requirement to remain so registered will not apply to the extent the Company completes any transaction which results in all of the outstanding shares in the capital of the Company being acquired in a business combination or other acquisition transaction.

4.3 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Purchased Shares in a manner that would require the registration under the Securities Act of the offer and sale of the Purchased Shares pursuant to this Agreement or that would be integrated with the offer or sale of the Purchased Shares for purposes of the rules and regulations of any Trading Market such that the sale of the Purchased Shares to the Purchasers would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.4 Securities Laws Disclosure; Publicity. The Company shall (a) after 4:00 p.m. (New York City time) on the Closing Date, issue a press release disclosing the material terms of the transactions contemplated hereby, and (b) file a Report on Form 6-K, including forms of the Transaction Documents as exhibits thereto, with the Commission within the time required by the Exchange Act and (c) file a material change report with the Canadian Securities Commissions within the time required under Applicable Securities Laws. From and after the issuance of such press release, the Company represents to the Purchasers that it shall have publicly disclosed all material, non-public information delivered to any such Purchaser by the Company, or any of its officers, directors, employees or agents. The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except (i) if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication, or (ii) for disclosures contained in reports required to be filed with the Commission or any Canadian Securities Commission, in each case to the extent such disclosures are substantially consistent with information regarding the transactions contemplated hereby previously disclosed publicly in accordance with this Section 4.4.

4.5 Shareholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Purchaser is an “offeror” (within the meaning of National Instrument 45-106 – Takeover Bids and Issuer Bids) under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Purchased Shares under the Transaction Documents to which it is a party or under any other agreement between the Company and the Purchasers entered into on or prior to the Closing Date.

4.6 Use of Proceeds. The Company shall use the net proceeds from the sale of the Purchased Shares hereunder for the Restructuring Plan, the repayment of indebtedness and/or working capital purposes and general corporate purposes; provided, however, if the Restructuring Plan does not take place as contemplated, the proceeds generated from the transactions contemplated under this Agreement will not be refunded and the Company will use the proceeds that otherwise would have been used for the foregoing purposes, including the repayment of additional indebtedness. Furthermore, the Company shall not use such proceeds: (a) for the redemption of any Common Shares or Common Share Equivalents, (b) for the settlement of any outstanding litigation or (c) in violation of FCPA or OFAC regulations.

4.7 Indemnification of Purchasers. Subject to the provisions of this Section 4.7, the Company will indemnify and hold each Purchaser, severally but not jointly with the other Purchasers, and its respective directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents to which it is a party or (b) any action instituted against the Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of such Purchaser Parties, with respect to any of the transactions contemplated by the Transaction Documents to which it is a party (unless such action is based upon a breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents to which it is a party or any agreements or understandings such Purchaser Parties may have with any such shareholder or any violations by such Purchaser Parties of state or federal securities laws or any conduct by such Purchaser Parties which constitutes fraud, gross negligence, willful misconduct or malfeasance). If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement (y) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to (A) any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents to which it is a party, or (B) any conduct by such Purchaser Party which constitutes gross negligence or willful misconduct. No Purchaser Party will, in any event, be entitled to any consequential damages. The indemnification required by this Section 4.7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

4.8 Listing of Common Shares. To the extent required by the rules of the applicable exchange, the Company shall promptly secure the listing of all the Purchased Shares to be issued to the Purchasers hereunder on the Trading Market, including, without limitation, the Nasdaq Capital Market and upon each other national securities exchange or automated quotation system, if any, upon which the Common Shares are then listed, and hereby agrees to use reasonable best efforts to maintain the listing or quotation of the Common Shares on the Trading Markets on which the Common Shares are currently listed, and concurrently with the Closing, the Company shall apply to list or quote all of the Purchased Shares on such Trading Markets and promptly secure the listing of all of the Purchased Shares on such Trading Markets, to the extent required by such Trading Markets. The Company further agrees, if the Company applies to have the Common Shares traded on any other Trading Market, it will then include in such application all of the Purchased Shares, and will take such other action as is necessary to cause all of the Purchased Shares to be listed or quoted on such other Trading Market as promptly as possible. The Company will then take all action reasonably necessary to continue the listing or quotation and trading of its Common Shares on a Trading Market and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market. The Company agrees to maintain the eligibility of the Common Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees (if applicable) to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.9 Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it, nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales, of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4. Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.4, such Purchaser will maintain the confidentiality of the existence and terms of this transaction and the information included in the Transaction Documents. Notwithstanding the foregoing, and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with Applicable Securities Laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4 and (iii) no Purchaser shall have any duty of confidentiality or duty not to trade in the securities of the Company to the Company after the issuance of the initial press release as described in Section 4.4; except in each case as may be required by applicable securities laws. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the covenants set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Purchased Shares covered by this Agreement.

4.10 Form D; Blue Sky Filings. The Company agrees to timely file a Form D with respect to the Purchased Shares as required under Regulation D promulgated under the Securities Act and to provide a copy thereof, promptly upon request of any Purchaser. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Purchased Shares for, sale to the Purchasers at the Closing under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon request of any Purchaser.

ARTICLE V.

MISCELLANEOUS

5.1 Termination. This Agreement may be terminated by any Purchaser, as to such Purchaser’s obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the other parties hereto, if the Closing has not been consummated on or before March 23, 2023; provided, however, that the right to terminate this Agreement under this Section 5.1 shall not be available to a Purchaser whose failure to fulfill any obligation under this Agreement has been the proximate cause of or resulted in the failure of the transactions contemplated hereunder to occur on or before such date; provided further, however, that such termination will not affect the right of any party to sue for any breach by any other party (or parties).

5.2 Purchaser Information. The Purchasers each acknowledge that they have been notified:

(a)	of the delivery or expected delivery to the Ontario Securities Commission (the “OSC”) by the Company of certain information, including with respect to the Purchaser’s full name, residential address (or head office) and telephone number, the number and type of securities purchased, the total value of such securities, the prospectus exemption relied upon by the Company and the date of distribution (collectively, the “Purchaser Information”);

(b)	that the Purchaser Information is being collected indirectly by the OSC under the authority granted to it by the Applicable Securities Laws of the province of Ontario;

(c)	that the Purchaser Information is being collected for the purposes of the administration and enforcement of Applicable Securities Laws in Canada; and

(d)	that the Inquiries Officer of the OSC can be contacted regarding any questions about the OSC’s indirect collection of Purchaser Information at 20 Queen Street West, 22nd Floor Toronto, Ontario, M5H 3S8, or by telephone at (416) 593-8314 or at 1-877-785-1555; or by email at exemptmarketfilings@osc.gov.on.ca; or by facsimile at (416) 593-8122;

and each of the Purchasers authorize the indirect collection of the Purchaser Information by the OSC.

5.3 Purchaser Information Authorization. By executing this Agreement, each of the Purchasers hereby consents to the collection, use and disclosure of the personal information provided herein and other personal information provided by such Purchaser or collected by the Company or its agents as reasonably necessary in connection with the Purchaser’s subscription for the Purchased Shares (collectively, “personal information”) as follows: (a) the Company may use personal information and disclose personal information to intermediaries such as the Company’s legal counsel and Transfer Agent for the purposes of determining the applicable Purchaser’s eligibility to invest in the Purchased Shares and for managing and administering each Purchaser’s investment in the Purchased Shares; and (b) the Company, its agents and advisors, may each collect, use and disclose personal information for the purposes of meeting legal, regulatory, self-regulatory, security and audit requirements (including any applicable Taxes, securities, money laundering or anti-terrorism legislation, rules or regulations) and as otherwise permitted or required by law, which disclosures may include disclosures to tax, securities or other regulatory or self-regulatory authorities in Canada, the United States and/or in foreign jurisdictions, if applicable, in connection with the regulatory oversight mandate of such authorities. Each Purchaser also consents to the filing of copies or originals of any of such Purchaser’s documents as may be required to be filed with any stock exchange or securities regulatory authority in connection with the offering of the Purchased Shares.

5.4 Fees and Expenses. At the Closing, the Company shall pay the reasonable fees and expenses of (i) Willkie Farr & Gallagher LLP, counsel for the Masters Investors; and (ii) Moore & Van Allen PLLC, counsel for the Madryn Investors. All Purchasers shall be responsible for the payment of all fees and expenses of their respective counsel. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company), stamp taxes and other taxes and duties levied in connection with the delivery of any Purchased Shares to the Purchasers.

5.5 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of the transactions contemplated hereby and thereby.

5.6 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

5.7 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchasers holding a majority of the Purchased Shares then outstanding (except to the extent any such waiver, modification, supplement or amendment relates solely to certain Purchaser(s), in which case, only the consent of such Purchaser(s) shall be required), or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought, provided that if any amendment, modification or waiver disproportionately and adversely impacts a Purchaser (or group of Purchasers) relative to all Purchasers, the consent of such disproportionately impacted Purchaser (or group of Purchasers) shall also be required. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any proposed amendment or waiver that disproportionately, materially and adversely affects the rights and obligations of any Purchaser relative to the comparable rights and obligations of the other Purchasers shall require the prior written consent of such adversely affected Purchaser. Any amendment effected in accordance with this Section 5.7 shall be binding upon each applicable Purchaser and holder of Purchased Shares and the Company.

5.8 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.9 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser (other than by merger). Any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Purchased Shares, provided that such transferee agrees in writing to be bound, with respect to the transferred Purchased Shares, by the provisions of the Transaction Documents to which such assigning Purchaser is a party that apply to the “Purchasers.”

5.10 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.7.

5.11 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party hereto agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party hereto shall commence a Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.7, the prevailing party in such Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

5.12 Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Purchased Shares.

5.13 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

5.14 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.15 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

5.16 Replacement of Securities. If any certificate or instrument evidencing any Purchased Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Purchased Shares.

5.17 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents to which it is a party. Each party agrees that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents to which it is a party and hereby agrees to waive and not to assert in any Proceeding for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.18 Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state, provincial or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.19 Usury. To the extent it may lawfully do so, the Company hereby agrees not to insist upon or plead or in any manner whatsoever claim, and will resist any and all efforts to be compelled to take the benefit or advantage of, usury laws wherever enacted, now or at any time hereafter in force, in connection with any Proceeding that may be brought by any Purchaser in order to enforce any right or remedy under any Transaction Document. Notwithstanding any provision to the contrary contained in any Transaction Document, it is expressly agreed and provided that the total liability of the Company under the Transaction Documents for payments in the nature of interest shall not exceed the maximum lawful rate authorized under applicable law (the “Maximum Rate”), and, without limiting the foregoing, in no event shall any rate of interest or default interest, or both of them, when aggregated with any other sums in the nature of interest that the Company may be obligated to pay under the Transaction Documents exceed such Maximum Rate. It is agreed that if the maximum contract rate of interest allowed by law and applicable to the Transaction Documents is increased or decreased by statute or any official governmental action subsequent to the date hereof, the new maximum contract rate of interest allowed by law will be the Maximum Rate applicable to the Transaction Documents from the effective date thereof forward, unless such application is precluded by applicable law. If under any circumstances whatsoever, interest in excess of the Maximum Rate is paid by the Company to any Purchaser with respect to indebtedness evidenced by the Transaction Documents, such excess shall be applied by such Purchaser to the unpaid principal balance of any such indebtedness or be refunded to the Company, the manner of handling such excess to be at such Purchaser’s election.

5.20 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereof or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any Proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents to which it is a party. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

5.21 Liquidated Damages. The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.22 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.23 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and Common Shares in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Shares that occur after the date of this Agreement.

5.24 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

GREENBROOK TMS INC.		Address for Notice:
By:	/s/ Bill Leonard	Greenbrook TMS Inc.
	Name: Bill Leonard	890 Yonge Street, 7th Floor
	Title: President and Chief Executive Officer	Toronto, Ontario M4W 3P4
Attn: Bill Leonard
Email: [REDACTED]

With a copy to (which shall not constitute notice):
Torys LLP
1114 Avenue of the Americas, 23rd Floor
New York, New York 10036 Attn: Christopher R. Bornhorst, Esq. Email: [REDACTED]

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[PURCHASER SIGNATURE PAGES TO GREEBROOK TMS INC. SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:	Marlin Fund, Limited Partnership

Signature of Authorized Signatory of Purchaser:	/s/ Michael W. Masters

Name of Authorized Signatory:	Michael W. Masters

Title of Authorized Signatory:	Managing Member of the General Partner

Address for Notice:

3060 Peachtree Road, NW, Ste 1425

Atlanta, GA 30305

Subscription Amount: $830,999.95

Common Shares: 1,510,909

[PURCHASER SIGNATURE PAGES TO GREEBROOK TMS INC. SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:	Marlin Fund II, Limited Partnership

Signature of Authorized Signatory of Purchaser:	/s/ Michael W. Masters

Name of Authorized Signatory:	Michael W. Masters

Title of Authorized Signatory:	Managing Member of the General Partner

Address for Notice:

3060 Peachtree Road, NW, Ste 1425

Atlanta, GA 30305

Subscription Amount: $668,999.65

Common Shares: 1,216,363

[PURCHASER SIGNATURE PAGES TO GREEBROOK TMS INC. SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:	Greybrook Health Inc.

Signature of Authorized Signatory of Purchaser:	/s/ Sasha Cucuz

Name of Authorized Signatory:	Sasha Cucuz

Title of Authorized Signatory:	A.S.O.

Address for Notice:

Attn: Sasha Cucuz / [REDACTED]

55 Yorkminster Road

North York, Ontario, Canada

M2P 1M4

With Copy To:

Attn: Sasha Cucuz / [REDACTED]

890 Yonge Street, 7th Floor

Toronto, Ontario, Canada

M4W 3P4

Subscription Amount: $1,249,999.85

Common Shares: 2,272,727

[PURCHASER SIGNATURE PAGES TO GREEBROOK TMS INC. SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:	MADRYN HEALTH PARTNERS II, LP

Signature of Authorized Signatory of Purchaser:	/s/ Avinash Amin

Name of Authorized Signatory:	Avinash Amin

Title of Authorized Signatory:	Managing Member of MADRYN HEALTH ADVISORS GP II, LLC, as general partner of MADRYN HEALTH ADVISORS II, LP, as general partner of MADRYN HEALTH PARTNERS II, LP

Address for Notice:

Madryn Health Partners II, LP

Attention: John Ricciardi

330 Madison Avenue, 33rd Floor

New York, NY 10017

Moore & Van Allen PLLC

Attention: Tripp Monroe & Sonny Ha

100 North Tryon Street

Suite 4700

Charlotte, NC 28202

Subscription Amount: $216,402.45

Common Shares: 393,459.00

[PURCHASER SIGNATURE PAGES TO GREEBROOK TMS INC. SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:	MADRYN HEALTH PARTNERS II (CAYMAN MASTER), LP

Signature of Authorized Signatory of Purchaser:	/s/ Avinash Amin

Name of Authorized Signatory:	Avinash Amin

Title of Authorized Signatory:	Managing Member of MADRYN HEALTH ADVISORS GP II, LLC, as general partner of MADRYN HEALTH ADVISORS II, LP, as general partner of MADRYN HEALTH PARTNERS II (CAYMAN MASTER), LP

Address for Notice:

Madryn Health Partners II (Cayman Master), LP

Attention: John Ricciardi

330 Madison Avenue, 33rd Floor

New York, NY 10017

Moore & Van Allen PLLC

Attention: Tripp Monroe & Sonny Ha

100 North Tryon Street

Suite 4700

Charlotte, NC 28202

Subscription Amount: $3,283,597.35

Common Shares: 5,970,177.00

EXHIBIT A

REGISTRATION RIGHTS AGREEMENT

EXHIBIT B

LEGAL OPINION OF COMPANY COUNSEL